Exhibit 99.2

Computation of Consolidated Ratio of Earnings

($ in million)	IFRS
	2015	2014	2013(1)	2012(1)	2011

Excluding interest on deposits

Earnings
Income from continuing operations before income taxes	9,066	9,300	8,347	7,958	6,753
less: gain from investees	405	428	681	448	433

	8,661	8,872	7,666	7,510	6,320

Fixed charges	1,255	1,180	1,194	1,168	1,335

Earnings	9,916	10,052	8,860	8,678	7,655

Fixed charges
Interest expense	1,125	1,062	1,081	1,072	1,252
Estimate of the interest within rental expense	130	118	113	96	83

Fixed charges	1,255	1,180	1,194	1,168	1,335

Preference security dividend requirements(2)	147	198	274	274	274

Fixed charges and preferred dividends	1,402	1,378	1,468	1,442	1,609

Ratio of earnings to fixed charges	7.90	8.52	7.42	7.43	5.73

Ratio of earnings to fixed charges and preferred dividends	7.07	7.29	6.03	6.02	4.76

Including interest on deposits
Earnings
Income from continuing operations before income taxes	9,066	9,300	8,347	7,958	6,753
less: gain from investees	405	428	681	448	433

	8,661	8,872	7,666	7,510	6,320

Fixed charges	7,325	7,353	7,591	7,285	6,924

Earnings	15,986	16,225	15,257	14,795	13,244

Fixed charges
Interest expense	7,195	7,235	7,478	7,189	6,841
Estimate of the interest within rental expense	130	118	113	96	83

Fixed charges	7,325	7,353	7,591	7,285	6,924

Preference security dividend requirements(2)	147	198	274	274	274

Fixed charges and preferred dividends	7,472	7,551	7,865	7,559	7,198

Ratio of earnings to fixed charges	2.18	2.21	2.01	2.03	1.91

Ratio of earnings to fixed charges and preferred dividends	2.14	2.15	1.94	1.96	1.84

Note (1)	Prior period amounts are retrospectively adjusted to reflect the adoption of new IFRS standards (IFRS 10 and IAS 19).

Note (2)	Preference security dividend requirements include the amount of pre-tax earnings that is required to pay the dividends on outstanding preference securities.